AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 3, 1999
                           REGISTRATION NO. 333-70969
  ===========================================================================



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------


                              AMENDMENT NO. 2


                                     TO
                                  FORM S-3

                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                        -----------------------------


                       LASALLE PARTNERS INCORPORATED
           (Exact name of registrant as specified in its charter)

        MARYLAND                                            36-4150422
(State or other juris-                                     (IRS employer
diction of incorporation                                   identification
 or organization)                                              number)
                         --------------------------

                          200 East Randolph Drive
                          Chicago, Illinois 60601
                               (312) 782-5800
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         --------------------------

                              WILLIAM E. SULLIVAN
                          EXECUTIVE VICE PRESIDENT
                       LASALLE PARTNERS INCORPORATED
                          200 EAST RANDOLPH DRIVE
                          CHICAGO, ILLINOIS 60601
                               (312) 782-5800
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)
                           --------------------------

                              WITH COPIES TO:
             ROBERT K. HAGAN
           FRITZ E. FREIDINGER             RODD M. SCHREIBER, ESQ.
            Hagan & Associates        Skadden, Arps, Slate, Meagher & Flom
          200 East Randolph Drive,             (Illinois)
              Suite 4322                 333 W. Wacker Drive, Suite 2100
         Chicago, Illinois  60601           Chicago, Illinois  60606
              (312) 228-2050                     (312) 407-0700
                         --------------------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ( )

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: (X)

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering: ( )

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ( )

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ( )

                         --------------------------


 The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
 Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

      The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



 PROSPECTUS                                          SUBJECT TO COMPLETION,
                                                       Issued March 3, 1999



                              1,150,000 SHARES

                       LASALLE PARTNERS INCORPORATED
                                COMMON STOCK
                       ------------------------------




      The stockholders of LaSalle Partners Incorporated listed in this prospectus under the caption "Selling Stockholders" may offer to sell up to 1,150,000 shares of common stock of LaSalle Partners under this prospectus. LaSalle Partners will not receive any of the proceeds from such sales.


      The selling stockholders may sell the shares from time to time, through agents, brokers, underwriters or dealers, on or off the New York Stock Exchange, in private negotiated transactions, or in a combination of any such methods, at prices then obtainable.

      The selling stockholders and participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 with respect to the sale of the shares.

      Our common stock is listed on the New York Stock Exchange under the trading symbol "LAP." On March 2, 1999, the closing price of the common stock was $31.19 per share.


      INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.
                        ------------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY
 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       ------------------------------



               The date of this prospectus is [o], 1999


                             TABLE OF CONTENTS
                                                                       Page


 Summary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

 Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

 Cautionary Statement Concerning Forward-looking Statements  . . . . .  12

 Where You Can Find More Information . . . . . . . . . . . . . . . . .  13

 Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

 The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

 Selling Stockholders  . . . . . . . . . . . . . . . . . . . . . . . .  19

 Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . .  21

 Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

 Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22



                                  SUMMARY


                                THE COMPANY


 GENERAL

      LaSalle Partners is a leading full-service real estate firm that provides real estate property management services, corporate and financial services and investment management services to corporations and other real estate owners and investors worldwide. We are headquartered in Chicago, Illinois, and maintain corporate offices in 10 United States cities and eight international offices. We also maintain over 300 property and satellite offices throughout the United States. Our principal executive offices are located at 200 East Randolph Drive, Chicago, Illinois 60601. Our telephone number is (312) 782-5800.

 COMPASS ACQUISITION

      In October 1998, we acquired Compass Management and Leasing, Inc. and some of its affiliates. The acquired companies conducted the worldwide commercial property management and leasing, facilities management and project management operations, and United States retail property management operations, of Lend Lease Corporation Limited, a real estate services firm based in Australia.


      We paid Lend Lease approximately $180 million in cash for the acquired companies and incurred transaction costs of approximately $4.1 million. We are obligated to pay up to $77.5 million to Lend Lease over five years if revenues generated by us from Lend Lease and its affiliates reach defined revenue targets. We anticipate incurring approximately $10.3 million in after-tax transition expenses in connection with the acquisition of the Compass businesses. These expenses will be charged against earnings primarily in 1998 and the first half of 1999.


 JLW COMPANIES ACQUISITION


      GENERAL. In October 1998, we entered into agreements to acquire the property and asset management, advisory and other real estate businesses operated by a series of partnerships and corporations in Europe, Asia, Australia, North America and New Zealand under the name "Jones Lang Wootton" or "JLW." The JLW companies provide a wide range of real estate advisory, transactional and asset management services to a broad variety of local, national and international clients in many industrial and service business areas and in both the private and public sectors. These services cover many types of commercial real estate, including hotel, industrial, office and retail property. The acquisition is subject to the satisfaction of a number of closing conditions, including stockholder approval. We have called a special meeting of our stockholders to be held on March 10, 1999, to vote on three matters related to the acquisition, (1) the issuance of the shares to be issued as consideration for the JLW companies, (2) an amendment to our charter to change our name to "Jones Lang LaSalle Incorporated" and (3) an amendment to our stock award and incentive plan to increase the number of shares issuable pursuant to such plan to 4,160,000 from 2,215,000. Since the record date for the special meeting was January 25, 1999, you will not be entitled to vote shares of common stock purchased from a selling stockholder at the special meeting. Subject to stockholder approval and satisfaction of the other closing conditions, we expect the acquisition of the JLW companies to close as soon as practicable following the special meeting.

      We will pay (1) up to 14,254,116 shares of common stock, which amount is subject to a post-closing net worth adjustment, (2) an amount of cash based on the value of 111,084 shares of common stock as measured as of a date just prior to the acquisition of the JLW companies and (3) $2.7 million in cash, for the JLW companies. Assuming that net worth requirements applicable to the JLW companies at closing are met and that the value of 111,084 shares of common stock is equal to $[-], which was the closing price of common stock on [-], 1999, the total cash consideration to be paid to the JLW shareholders for the JLW companies would be approximately $[-] million.

      References herein to "Jones Lang LaSalle" mean the combined entity comprising LaSalle Partners and the JLW companies following the closing of the acquisition. For a more complete discussion of the acquisition of the JLW companies and more detailed information regarding the JLW companies than provided in this prospectus, please see our Proxy Statement on
 Schedule 14A, which was filed on February 8, 1999 with the Securities and Exchange Commission and is incorporated herein by reference.

      STOCKHOLDER AGREEMENTS; DEL STOCKHOLDER AGREEMENTS. Each JLW shareholder has entered into a separate Stockholder Agreement with us which will become effective upon the closing of the acquisition. In addition, in the cases where a JLW shareholder is not a natural person, the employee of the JLW companies who owns or holds an interest in such JLW shareholder has entered into a Stockholder Agreement along with that JLW shareholder. The term of the Stockholder Agreements will commence upon the closing and will terminate on the earlier of (1) the first business day immediately following the fifth annual meeting of stockholders of Jones Lang LaSalle following the date of the closing and (2) June 1, 2003. Each Stockholder Agreement contains standstill covenants, covenants restricting activities affecting the management or corporate control of Jones Lang LaSalle, sale and transfer restrictions, and voting agreements.

      Each of our and our subsidiaries' current directors, officers and employees (a "LaSalle Partners Employee Stockholder") who is a former partner of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership has entered into an agreement (a "DEL Stockholder Agreement"), that contains provisions similar to those contained in the Stockholder Agreements. These partnerships were two affiliated employee partnerships which held approximately 7 million of our shares.

      As a result of the Stockholder Agreements and DEL Stockholder Agreements, as long as persons who are parties or otherwise subject to these agreements own or control a majority of the issued and outstanding shares of common stock entitled to vote, all director nominees of the Jones Lang LaSalle board of directors will be elected, all sale or merger transactions opposed by the board will not be approved and all stockholder proposals will be decided in accordance with the board's recommendation.

      ANTICIPATED ACCOUNTING TREATMENT. We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, assuming that the JLW companies have the required net worth at the closing of the acquisition. Included in the total estimated compensation expense of $210.7 million is expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause Jones Lang LaSalle to report operating losses for these periods.

                                THE OFFERING

      All of the 1,150,000 shares which may be offered pursuant to this prospectus will be offered by the Selling Shareholders. We will not receive any proceeds from the sale of these shares.



                                RISK FACTORS


      Before you invest in our common stock, you should be aware that making such an investment involves various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and the information incorporated by reference, before you decide whether to purchase shares of our common stock.

 RISKS RELATED TO THE ACQUISITION OF THE JLW COMPANIES

      WE MAY NOT SUCCESSFULLY INTEGRATE THE BUSINESS OPERATIONS OF, OR REALIZE THE BENEFITS FROM, OUR ACQUISITIONS. The success of the acquisition of the Compass businesses and the JLW companies will depend upon a number of factors, most importantly the ability of the combined company to realize opportunities for revenue growth presented by strengthened product and service offerings and expanded geographic market coverage, and expected cost savings associated with combining offices, reducing infrastructure functions such as accounting, human resources and information technology, and taking advantage of the buying power of the combined company. The integration of the JLW companies and the Compass businesses into our existing business operations may place a significant burden on management and require the expenditure of significant sums of money. Such integration is subject to a number of risks, including:

     o loss of our key employees or those of the Compass businesses or the JLW companies;

     o the difficulty associated with assimilating the broad and geographically dispersed personnel and operations of the JLW companies;


     o     the disruption of our ongoing business and acquisition strategy;
           and

     o the difficulty in maintaining uniform standards, controls, procedures and policies.


      We can not be sure that the anticipated benefits from the acquisition of the JLW companies and the Compass businesses will be realized or that we will be able to integrate the businesses successfully. If we fail to successfully integrate these businesses, it could have a material adverse effect on our business, operating results and financial condition.

      IF DIFFERENT COMPENSATION STRUCTURE FOR EMPLOYEES OF JLW COMPANIES DOES NOT PROVIDE ADEQUATE INCENTIVES, EMPLOYEE PERFORMANCE AND RETENTION MAY BE NEGATIVELY AFFECTED. We can not be sure that the compensation structure put in place following the acquisition of the JLW companies will provide the same performance incentives as existed prior to such acquisition. If such employees are not adequately incentivized, their performance and retention levels may be adversely affected. The JLW companies have historically operated as partnerships or in a manner resembling partnerships even though in certain jurisdictions the businesses are structured as corporations. As such, the profits of the various partnerships and corporations have been paid to the owners and key employees as profit distributions, bonuses or dividends, according to the business structure and tax regime in which the businesses operate. Following the acquisition of the JLW companies, owners and key employees of the JLW companies will receive market-based compensation packages similar to those of our current employees. While most of these former owners and employees of the JLW companies will have significant equity interests in Jones Lang LaSalle, their actual compensation will in certain circumstances be lower. Furthermore, although the vesting and forfeiture provisions of a portion of the shares to be issued to the JLW shareholders and the shares to be placed in an irrevocable trust are intended in part to incent such JLW shareholders and other key employees of the JLW companies to remain with Jones Lang LaSalle, there can be no assurance that they will be effective.

      OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WILL BE SUBJECT TO NEW RISKS RESULTING FROM INCREASED INTERNATIONAL OPERATIONS. Upon completion of the acquisition of the JLW companies, we will have significantly greater international exposure. After giving pro forma effect to the acquisition of the JLW companies and the acquisition of the Compass businesses, we would have derived approximately 55.8% and 54.1% of our total revenue from sales outside the United States in the fiscal year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. The combined businesses would have had operations in 34 countries, and would have employed 2,600 employees in the United States and 3,800 employees in other countries, excluding, in both cases, on-site personnel responsible for the maintenance of properties on behalf of clients. The increased scope of our international operations may lead to more volatile financial results and difficulties in managing the combined businesses because of, but not limited to, the following:


     o     political instability;

     o greater difficulty in collecting accounts receivable in certain geographic regions;

     o     unexpected changes in regulatory requirements;

     o     currency restrictions;

     o     delays and tariffs;

     o difficulties and costs of staffing and managing international operations;

     o     potentially adverse tax consequences;

     o     share ownership restrictions on foreign operations;

     o     currency fluctuations;

     o the burden of complying with multiple and potentially conflicting laws;

     o the impact of business cycles and economic instability; and the geographic, time zone, language and cultural differences between personnel in different areas of the world.

      We expect to commit additional resources to expand our worldwide sales and marketing activities, to globalize our service offerings and products in selected markets and to develop local sales and support channels. If we are unable to successfully implement these plans, to maintain adequate long-term strategies which successfully manage the risks associated with our global business or to adequately manage operational fluctuations, our business, operating results and financial condition could be materially and adversely affected.


      OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION WILL BE SUBJECT TO PARTICULAR RISKS IN CERTAIN REGIONS OF THE WORLD. After the acquisition of the JLW companies, we may experience an operating loss in one or more regions of the world for one or more periods, which could have a material adverse effect on our business, operating results and financial condition. Our ability to manage such operational fluctuations and to maintain adequate long-term strategies in the face of such developments will be critical to our continued growth and profitability. After giving pro forma effect to the acquisition of the JLW companies and the acquisition of the Compass businesses, we would have generated 46.7% of our revenue in the United States, 36.6% in Europe, 8.6% in Australasia and 8.1% in Asia for the nine months ended September 30, 1998 compared to 45.0% in the United States, 33.1% in Europe, 12.2% in Asia and 9.7% in Australia for the year ended December 31, 1997.


      Asia

      During 1997 and 1998, Southeast and East Asia were impacted by financial turmoil which was initially reflected in rapidly falling exchange rates relative to the US Dollar. This led to falling stock market indices and asset values and reduced economic growth prospects. Several property markets were affected by speculative developments resulting in an oversupply of completed or partially completed space. Property prices fell along with prices of other investments and asset values. These events are referred to herein as the "Asian Crisis."

      The Asian Crisis reduced Asian economic growth in 1998 and, as economic growth is generally a significant factor affecting property markets, demand for property in Asia is generally weaker than in recent years. A recovery in the Asian demand for property is unlikely to occur until stability and economic growth returns to Asian financial markets. However, also important to a recovery in Asian property markets will be the adjustment to the current significant oversupply of space in many markets, which is likely to take time to correct. The short-term outlook for real estate in Asia is, therefore, for depressed rents and capital values. The length and severity of the downturn is likely to vary in different markets within the region. A worsening of the Asian Crisis or its expansion to different regions could have a material adverse effect on the business, operating results and financial condition of Jones Lang LaSalle.

      Australia and New Zealand


      In addition, the Australia and New Zealand real estate markets, while mature by world standards, are characterized by their relative lack of depth. The lack of a fully comprehensive domestic industrial infrastructure, requiring imports of many manufactured goods such as motor vehicles and industrial equipment, together with a heavily resource based economy, means that the real economy is significantly influenced by external economic events and developments. This gives rise to a somewhat higher level of exposure to economic and financial volatility. The Australian real estate markets are correspondingly small and prone to external influences. Sydney and Melbourne, the primary commercial centers, for example, have a total office market stock of some 64.6 million and 53.8 million square feet, respectively. Retail and industrial markets operate in similar proportion and with a parallel degree of international exposure. Thus, the economic performance of the JLW companies in Australia and New Zealand is significantly dependent on international trading conditions, particularly in primary industries and commodities. Weakness and/or volatility in these areas can sharply impact the condition of the real estate markets and thereby, result in a material adverse effect on the business, operating results and financial condition of Jones Lang LaSalle.

      EXPOSURE TO CURRENCY LOSSES FROM CURRENCY FLUCTUATIONS COULD RESULT FROM THE TRANSACTIONS. Due to the constantly changing currency exposures to which we will be subject after the acquisition of the JLW companies, and the volatility of currency exchange rates, we can not be sure that we will not experience currency losses in the future. We also cannot predict the effect of exchange rate fluctuations upon future operating results. Historically, our revenue from non-United States operations has been primarily denominated in US Dollars. The JLW companies have historically generated revenues, incurred expenses and made distributions and dividends to partners and shareholders in the local currency where the associated revenue was earned. Thus, neither we nor the JLW companies have experienced significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. With the integration of our operations with the JLW companies, our exposure to currency rate fluctuations will be significantly increased. For the twelve months ended December 31, 1997, on a pro forma basis excluding compensation expense relating to the acquisition of the JLW companies, 29% of our net earnings would have been denominated in US Dollars and 71% would have been denominated in other currencies. As a result, fluctuations in the value of the US Dollar relative to the other currencies in which we will generate earnings could materially adversely affect our business, operating results and financial condition. Fluctuations in currencies relative to the US Dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations.

      We and the respective JLW companies have in the past undertaken hedging transactions only on a limited basis because neither company has historically engaged in a significant amount of cross border transactions which would require the use of such instruments. In the future, the management of Jones Lang LaSalle will evaluate its on-going capital requirements on a global basis. The management of Jones Lang LaSalle may decide to use currency hedging instruments, including foreign currency forward contracts, purchased currency options where applicable and borrowings in foreign currency. Economic risks associated with these hedging instruments include: (1) unexpected fluctuations in interest rates impacting Jones Lang LaSalle's future buying power for purchasing foreign currencies; and (2) unexpected changes in the timing and collection of funds related to the hedging instruments, both of which can cause hedging instruments to be ineffective. An ineffective hedging instrument may expose Jones Lang LaSalle to currency losses, which could have an adverse effect on Jones Lang LaSalle's business, financial condition and results of operations. There can be no assurance that such hedging will be effective.



      FAILURE TO CONSUMMATE THE ACQUISITION OF JLW COMPANIES COULD NEGATIVELY AFFECT TRADING PRICE AND RESULTS FROM OPERATIONS. If the acquisition of the JLW companies is not completed, the trading price of our common stock could decline and costs incurred in connection with the acquisition would negatively impact our results from operations. In addition, costs incurred in connection with the acquisition of the JLW companies, currently estimated at $12.5 million, and the termination fee of $12.0 million, if payable, would negatively impact results from operations. The consummation of the acquisition is subject to the satisfaction or waiver of a number of conditions, many of which are beyond our control and the control of the JLW shareholders and the JLW companies. In addition, the parties to the purchase agreements pursuant to which the acquisition will occur may terminate the purchase agreements under certain circumstances. As a result, we can not be sure that the acquisition will be completed on the terms set forth in the purchase agreements, if at all.

      OPERATING LOSSES REFLECTING NON-CASH CHARGES FOR ACQUISITION-RELATED COMPENSATION EXPENSE COULD NEGATIVELY AFFECT TRADING PRICE. We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, as a result of the accounting treatment applied to the acquisition of the JLW companies, assuming that the JLW companies have the required net worth at closing. The total estimated compensation expense of $210.7 million includes expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of LaSalle Partners common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause Jones Lang LaSalle to report operating losses for the years ended December 31, 1999 and 2000.

      THE STOCKHOLDER AGREEMENTS, THE DEL STOCKHOLDER AGREEMENTS, THE CHARTER AND THE AMENDED BYLAWS OF JONES LANG LASALLE AND THE MARYLAND GENERAL CORPORATE LAW COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL, WHICH COULD NEGATIVELY AFFECT TRADING PRICE. The Stockholder Agreements, the DEL Stockholder Agreements and the charter and amended bylaws of Jones Lang LaSalle will include provisions that may discourage, delay, defer or prevent a takeover attempt that may be in the best interest of stockholders of Jones Lang LaSalle and may adversely affect the market price of its common stock. The Stockholder Agreements and the DEL Stockholder Agreements require (1) each JLW shareholder, (2) in the cases where a JLW shareholder is not a natural person, each employee of the JLW companies who owns or holds an interest in such JLW shareholder (such employee, a "Related JLW Owner"), and (3) each LaSalle Partners Employee Stockholder, to vote all shares of LaSalle Partners common stock owned or controlled by such stockholder:


    o for persons nominated by the Jones Lang LaSalle board of directors pursuant to the amended bylaws; and

    o in accordance with the recommendations of a majority of the Jones Lang LaSalle board of directors on all matters (1) submitted to the vote of the stockholders of Jones Lang LaSalle which have been proposed by any stockholder as to which the Jones Lang LaSalle board of directors has recommended against approving and
           (2) relating to any merger, sale of all or substantially all of Jones Lang LaSalle's assets, or any similar transactions as to which the Jones Lang LaSalle board of directors has recommended against approving.


      As a result, during the term of the Stockholder Agreements and the DEL Stockholder Agreements, as long as persons who hold a majority of the issued and outstanding common stock of Jones Lang LaSalle continue to be bound by these agreements, the Jones Lang LaSalle board of directors will be composed of individuals nominated in accordance with the procedures set forth in the amended bylaws, and you and other stockholders of Jones Lang LaSalle will have a limited influence on the outcome of votes of the stockholders of Jones Lang LaSalle on the matters covered by such agreements. The JLW shareholders, the Related JLW Owners and the LaSalle Partners Employee Stockholders will hold approximately 69% of the issued and outstanding shares of Jones Lang LaSalle common stock at the time of the closing of the acquisition of the JLW companies.

      In addition, pursuant to the charter of Jones Lang LaSalle, Jones Lang LaSalle will have a classified board of directors, under which directors will be divided into three classes, with three-year staggered terms. The classified board provision could increase the likelihood that, in the event an outside party acquired a controlling block of Jones Lang LaSalle's capital stock or initiated a proxy contest, incumbent directors nevertheless would retain their positions for a substantial period, which may have the effect of discouraging, delaying or preventing a change in control of Jones Lang LaSalle. In addition, the charter of Jones Lang LaSalle and the amended bylaws provide for:


      o the ability of the Jones Lang LaSalle board of directors to establish one or more classes and series of capital stock including the ability to issue up to 10,000,000 shares of preferred stock, and to determine the price, rights, preferences and privileges of such capital stock without any further stockholder approval;

      o a requirement that any stockholder action taken without a meeting be pursuant to unanimous written consent; and


      o advance notice procedures for Jones Lang LaSalle stockholders nominating candidates for election to the Jones Lang LaSalle board of directors.

      Under the Maryland General Corporate Law, "Business Combinations" between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate of the Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such Business Combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (2) 66-2/3 of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the Business Combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price as set forth in the Maryland General Corporate Law for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.
 Under the Maryland General Corporate Law, these provisions also do not apply to Business Combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

      The provisions of the agreements described above, as well as our charter and amended bylaws, and the Maryland General Corporate Law, could discourage bids for common stock as well as adversely affect the market price of common stock.


 RISKS INHERENT IN THE INDUSTRY OR PARTICULAR TO JONES LANG LASALLE


      NEGATIVE REAL ESTATE ECONOMIC CLIMATE OR GENERAL ECONOMIC CONDITIONS MAY ADVERSELY AFFECT OUR BUSINESS. An economic downturn in several of them or in significant markets could have a material adverse effect on our business, results of operations and financial condition. The real estate services business and, therefore, our business and results of operations, is negatively impacted by periods of economic slowdown or recession, rising interest rates or declining demand for real estate. These economic conditions, including the following, could have a number of effects which could have a material adverse impact on certain segments of our business:


      o     a general decline in rents;

      o     a decline in the level of investment in real estate;


      o     a decline in the value of real estate investments; and


      o a general decline in sales prices and the supply of capital invested in commercial real estate and related assets.


      The real estate market tends to be cyclical and related to the condition of the economy as a whole or, at least, to the perceptions of investors and users as to the economic outlook. For example, if property owners believe that an economic downturn is likely to occur in the near future, some may sell their properties in anticipation. This could result in the new owners changing property and investment management firms which could cause us to lose some clients or assignments or to make the clients or assignments we retain less profitable.

      IF WE LOSE SERVICE AGREEMENTS OR CLIENT RELATIONSHIPS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED. We are, and after the acquisition of the JLW companies will continue to be, substantially dependent on long-term client relationships and on revenue received for services under various service agreements. The loss of a substantial number of service agreements or client relationships could have a material adverse effect on our business, operating results and financial condition. Many service agreements are cancellable by the client for any reason on as little as 30 to 60 days' notice. These contracts may be cancelled prior to their expiration or not renewed when their respective terms expire. In addition, the consummation of the acquisition of the JLW companies and the acquisition of the Compass businesses give a significant number of clients the right to terminate their service agreements with us.

      We provide related services such as property management and leasing services to our investment management clients and earn substantial fees for providing these services. If our investment management clients terminate or do not renew our services or if a property which is part of an investment management portfolio is sold, other related services provided to the investment management clients may also be terminated or not renewed.
 In addition, some clients may have concerns about potential conflicts of interest in having us serve as both investment manager and property manager with respect to properties or in having us act as investment manager and co-investment partner in respect of real estate investment funds. As a result, they may terminate relationships and service agreements for one or all services to avoid a potential conflict.

      WE COMPETE AGAINST A NUMBER OF COMPETITORS ACROSS A VARIETY OF
 BUSINESS DISCIPLINES.   We compete across a variety of business disciplines
 within the commercial real estate industry, including investment management, tenant representation, corporate facility management, construction and development management, property management, leasing, valuation and investment banking. Depending on the business discipline, we will face competition from a variety of competitors, such as other real estate service providers, institutional lenders, insurance companies, investment banking firms, investment managers and accounting firms. In general, with respect to each of our business disciplines, we can not assure that we will be able to continue to compete effectively, will be able to maintain current fee or margin levels or arrangements or will not encounter increased competition.

      IF OUR PROPERTIES DO NOT PERFORM WELL, OUR REVENUE GENERATION COULD BE NEGATIVELY AFFECTED. Our revenue will be adversely affected by decreases in the performance of the properties we manage. This is because our revenue from property management services will generally be based upon percentages of the revenue generated by the properties that we manage and our leasing commissions typically will be based on the value of the lease revenue commitments. Property performance typically depends upon our ability to attract and retain creditworthy tenants, our ability to control operating expenses, financial conditions generally and in the specific areas where properties are located and the real estate market generally.

      OUR CO-INVESTMENT ACTIVITIES SUBJECT US TO REAL ESTATE INVESTMENT RISKS WHICH COULD CAUSE FLUCTUATIONS IN OUR EARNINGS AND CASH FLOW. An important part of our investment strategy includes investing our capital in real estate investments with our investment management clients. Our participation in real estate transactions through co-investment activity could increase fluctuations in our earnings and cash flow. Other risks associated with such activities include:


      o    loss of our investments;

      o potential conflicts of interest with clients leading them to terminate their other relationships with us;


      o    difficulties associated with international co-investment;
           and


      o our potential loss of control over the timing of the recognition of gains, losses or potential incentive participation fees.

      YEAR 2000 ISSUES MAY ADVERSELY AFFECT OUR OPERATIONS. Many computer systems and software products are coded to accept only two digit entries in the date code field. As a result, such computer programs and systems may recognize a date using "00" as the year 1900 rather than the year 2000. Significant uncertainty exists concerning the potential effects associated with these Year 2000 issues.


      We rely heavily upon our computer systems, as do the JLW companies. Without the use of our computer systems, we would have difficulty processing transactions, paying invoices or engaging in similar normal business activities. We are implementing plans to review, test, remediate and upgrade or replace our existing computer systems to ensure that they are Year 2000 compliant. However, if we are unable to attract and retain qualified personnel who are able to detect and remediate any Year 2000 problems, or to do so in a timely manner, or if such Year 2000 problems are more costly than anticipated to remediate, there could be a material adverse effect on our business, operating results and financial condition.


      There is also "embedded technology" in our core property systems. Embedded technology consists of micro-processing chips which are embedded in the workings of mechanical devices, for example elevators in the buildings we manage. If non-compliant embedded technology fails, it may cause our core property systems to fail. As a result, the building's tenants may be able to cancel leases, the owner may be subject to fines or penalties under terms of the leases and owners may be unable to compensate us for our services. These events could have a material adverse effect on our business, results of operations and financial condition. Additionally, although we are not aware of any threatened claims related to the Year 2000, we may be subject to litigation from such claims. Adverse outcomes of any such litigation could also have a material adverse effect on our business, operating results and financial condition.

      Furthermore, if our suppliers have not successfully become Year 2000 compliant, they may not be able to provide the services or deliver the products to us as currently provided and delivered. If our suppliers fail to become Year 2000 compliant, there could be a material adverse effect on our business, operating results and financial condition. We would then have to try to contract with other suppliers with sufficient capacity to
 accommodate our needs.   However, we can not be sure that we would be able
 to contract with any such new suppliers on acceptable terms, if at all.

      THE CONCENTRATION OF OUR INCOME IN THE FOURTH QUARTER MAY CAUSE A LOSS IN OTHER QUARTERS. Our operating income and earnings have historically been substantially lower during the first three calendar quarters than in the fourth quarter. The reasons for the concentration of income and earnings in the fourth quarter include:

      o a general, industry-wide focus on completing transactions by calendar year end;


      o our lack of complete discretion over the timing dispositions of properties and, therefore, over the timing of payments of performance fees which are paid for meeting certain performance targets with respect to a property and generally paid when the property is disposed of; and



      o the constant nature of our non-variable expenses throughout the year versus the seasonality of our revenues, which has historically resulting in a small loss in the first quarter, a small profit or loss in the second and third quarters and a larger profit in the fourth quarter, excluding the recognition of investment generated performance fees.

      We anticipate that our business will remain seasonal after the acquisition of the JLW companies. However, certain countries in which the JLW companies operate do not have the same degree of seasonality as the United States. Therefore, we expect to recognize a lower percentage of our total earnings in the fourth quarter after the acquisition of the JLW companies. We can not be sure of the seasonality of the combined earnings of our business and the JLW companies because such seasonality is dependent upon many factors outside of our control, including general economic conditions and the timing of the closing of transactions.


      WE MAY INCUR LIABILITIES RELATED TO OUR SUBSIDIARIES BEING GENERAL PARTNERS OF NUMEROUS GENERAL AND LIMITED PARTNERSHIPS. We have subsidiaries which are general partners in numerous general and limited partnerships which invest in or manage real estate assets. Any subsidiary which is a general partner is potentially liable to its partners and for obligations of its partnership. If our exposure as a general partner is not limited, or if our exposure as a general partner is expanded in the future, any resulting losses may have a material adverse effect on our business, results of operations and financial condition. We own our general partnership interests through special purpose subsidiaries. We believe this structure will limit our exposure to the total amount we have invested in, or the total amount of committed capital in, and notes from or advances to, such special purpose subsidiaries. However, this limited exposure may be expanded in the future based upon, among other things, changes in our operating practices, changes in applicable laws or the application of additional laws to our business.


      WE MAY INCUR ENVIRONMENTAL LIABILITY IN OUR ROLE AS ON-SITE PROPERTY MANAGER. Various national, state and local laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. We may be held liable as an operator for such costs in our role as an on-site property manager. We could be held liable not only for liability incurred at our properties, but also for liability incurred at the properties of the JLW companies prior to the acquisition of the JLW companies. The liability may be imposed even if the original actions were legal and we did not know of, or were not responsible for, the presence of such hazardous or toxic substances. We may also be solely responsible for the entire payment of the liability if we are subject to joint and several liability with other responsible parties who are unable to pay. We may be subject to additional liability if we fail to disclose environmental issues to a buyer or lessee of property or if a third party is damaged or injured as a result of environmental contamination emanating from the site. Additionally, some environmental laws create a lien on the site in favor of the government for damages and costs it incurs in connection with the contamination. We may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. We can not be sure that any of such liabilities to which we or any of our affiliates may become subject will not have a material adverse effect upon our business, results of operations or financial condition.



         CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS


      Certain statements contained or incorporated by reference in this filing and elsewhere may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our, and after the acquisition of the JLW companies, Jones Lang LaSalle's, actual results, performance, achievements, plans and objectives to be materially different from any future results, performance, achievements, plans and objectives expressed or implied by such forward-looking statements. Such factors are discussed in:

      o our Registration Statement (No. 333-25741) under the caption "Risk Factors" and elsewhere;

      o our Annual Report on Form 10-K for the year ended December 31, 1997 in Item 1, "Business," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere;

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere;

      o our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere;

      o our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere;

      o    our Current Report on Form 8-K, dated August 31, 1998;

      o    our Current Report on Form 8-K, dated October 1, 1998;

      o our Current Report on Form 8-K, dated October 22, 1998 (filed October 24, 1998);

      o our Current Report on Form 8-K, dated October 22, 1998 (filed December 9, 1998), under the captions "The Transactions," "The Purchase agreements," "JLW Management's Discussion and Analysis of Financial Condition and Results of Operations of the JLW Companies" and elsewhere;

      o    our Current Report on Form 8-K, dated February 22, 1998;

      o our definitive Proxy Statement on Schedule 14A, filed February 8, 1999, under the captions "Risk Factors," "The Transactions," "The Purchase agreements," "JLW Management's Discussion and Analysis of Financial Condition and Results of the Operations of the JLW Companies" and elsewhere; and

      o    other reports filed by us with the SEC.

      We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results. Statements in this prospectus regarding parties other than us are based upon representations of such other parties.

                    WHERE CAN YOU FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.


    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.


      o   Annual Report on Form 10-K for the year ended December 31,
          1997

      o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998


      o Current Reports on Form 8-K, dated August 31, 1998, October 1, 1998, October 22, 1998 (filed October 22, 1998), October 22, 1998 (filed December 9, 1998) and February 22, 1999


      o   Proxy Statement on Schedule 14A, filed February 8, 1999

      o The description of the Common Stock contained in our registration statement on Form 8-A, dated June 27, 1997, including any amendment or report filed before or after this prospectus for the purpose of updating such description

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                       LaSalle Partners Incorporated
                          200 East Randolph Drive
                          Chicago, Illinois  60601
                               (312) 228-2430
                         Attn:  Investor Relations


                              USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                THE COMPANY

 GENERAL

      LaSalle Partners is a leading full-service real estate firm that provides real estate property management services, corporate and financial services and investment management services to corporations and other real estate owners and investors worldwide. We have grown by expanding both our client base and our range of services and products in anticipation of client needs. We are able to serve as the single provider of real estate services for our clients' full range of real estate needs by offering a broad range of real estate products and services and having an extensive knowledge of domestic and international real estate markets.

      We are headquartered in Chicago, Illinois, and maintain corporate offices in 10 United States cities and eight international offices. We also maintain over 300 property and satellite offices throughout the United States.

 COMPASS ACQUISITION

      In October 1998, we acquired Compass Management and Leasing, Inc. and certain of its affiliates. The acquired companies conducted the worldwide commercial property management and leasing, facilities management and project management operations, and United States retail property management operations, of Lend Lease Corporation Limited, a real estate services firm based in Australia. We combined the businesses operated by the acquired companies with those conducted by LaSalle Partners Management Services, Inc., our operating subsidiary that conducts our property management and leasing, facilities management and development management businesses. As a result, we now have approximately 400 million square feet under management, making us the largest real estate management services company in the United States based on total square feet under management, according to Commercial Property News' August 1998 "Top Property Managers Survey."

      We paid Lend Lease approximately $180 million in cash for the acquired companies and incurred transaction costs of approximately $4.1 million. We are obligated to pay up to $77.5 million to Lend Lease over five years if revenues generated by us from Lend Lease and its affiliates reach defined revenue targets. We anticipate incurring approximately $10.3 million in after-tax transition expenses in connection with the acquisition of the Compass businesses. Such expenses will be charged against earnings primarily in 1998 and the first half of 1999.

 JLW COMPANIES ACQUISITION

      GENERAL. In October 1998, we entered into agreements to acquire the property and asset management, advisory and other real estate businesses operated by a series of partnerships and corporations in Europe, Asia, Australia, North America and New Zealand under the name "Jones Lang Wootton" or "JLW." The JLW companies provide a wide range of real estate advisory, transactional and asset management services to a broad variety of local, national and international clients in many industrial and service business areas and in both the private and public sectors. These services cover many types of commercial real estate, including hotel, industrial, office and retail property. At August 1, 1998, the JLW companies had an aggregate of over 4,000 employees other than on-site personnel responsible for the maintenance of properties. Such employees were based in 87 offices and represented in 32 countries. We expect the acquisition of the JLW companies to close as soon as practicable following a special meeting of our stockholders to be held on March 10, 1999. Since the record date for the special meeting was January 25, 1999, you will not be entitled to vote shares of common stock purchased from a selling stockholder at the special meeting.

      Assuming that all of the conditions to the acquisition of the JLW companies are satisfied or waived, as consideration for the JLW companies we will deliver, or cause to be delivered:

      o up to 12,481,792 shares of common stock, subject to reduction pursuant to the post-closing net worth adjustment described below, to or for the account of approximately 339 JLW

      o shareholders, 325 of which are currently partners or employees of the JLW companies;

      o 1,772,324 shares of common stock to an irrevocable trust, principally for issuance to key employees of the JLW companies that are not equity owners in order to recognize such employees as major contributors to the JLW companies and to incentivize such employees to remain with Jones Lang LaSalle; and

       o an amount of cash equal to the sum of (a) $2.7 million plus (b) the value of 111,084 shares of common stock.

      The shares to be deposited in the irrevocable trust will be allocated at the closing of the acquisition and on December 31, 1999 and 2000, principally to employees of Jones Lang LaSalle on such dates. A portion of these shares will be subject to vesting conditions.

      The aggregate consideration payable in connection with the acquisition of the JLW companies is predicated on the JLW companies having an aggregate net worth of $40 million, subject to adjustment based on the date of the closing. The number of shares deliverable will be reduced to the extent that the JLW companies do not have the required net worth. The amount of cash equal to the value of 111,084 shares of common stock will be determined by multiplying 111,084 by the average closing price of common stock as reported on the composite transactions tape of the New York Stock Exchange for the five trading days immediately preceding and including the date that the JLW companies undertake a reorganization of their ownership structure just prior to the closing (such price, the "Five-Day Average Closing Price"). Assuming the net worth requirements are met and that the Five Day Average Closing Price is equal to $[-], which was the closing price of common stock on [-], 1999, the total cash consideration to be paid to the JLW shareholders for the JLW companies would be approximately $[-] million.

      Of the shares of common stock to be issued to each JLW shareholder:

      o a portion will be held by an escrow agent that we and the JLW companies select and will either be returned to us or issued to such JLW shareholder following the determination of the net worth of the JLW companies as of the closing of the acquisition;

      o a portion will be held by the same escrow agent to support the indemnification obligations of such JLW shareholder under an indemnity and escrow agreement; and

      o another portion will be held by a separate escrow agent and will be subject to forfeiture by such JLW shareholder if such JLW shareholder leaves the employ of Jones Lang LaSalle under limited circumstances.

 The remaining portion of the shares issuable to a JLW shareholder will be issued to such JLW shareholder at closing.

      STOCKHOLDER AGREEMENTS; DEL STOCKHOLDER AGREEMENTS. As a condition to the acquisition of the JLW companies, each JLW shareholder has entered into a separate Stockholder Agreement with us which will become effective upon the closing of the acquisition. In addition, each Related JLW Owner has entered into a Stockholder Agreement along with such JLW shareholder. Unless otherwise agreed, the term of such Stockholder Agreements will commence upon the closing and will terminate on the earlier of (1) the first business day immediately following the fifth annual meeting of stockholders of Jones Lang LaSalle following the date of the closing and
 (2) June 1, 2003.

      The Stockholder Agreements are intended to provide, among other things, appropriate representation on the Jones Lang LaSalle board of directors for our stockholders and the JLW shareholders during a transitional period of approximately four years, as well as to ensure compliance with United States securities laws. Pursuant to the Stockholder Agreements, each JLW shareholder and Related JLW Owner has:

      o agreed to standstill covenants and covenants restricting activities affecting the management or corporate control of Jones Lang LaSalle;

      o agreed not to sell, except pursuant to limited exceptions, any shares received in connection with the acquisition during the period commencing on the date of the closing and ending one year from such date, and to more limited restrictions on the transferability of such shares after such period; and

      o agreed to vote all shares of common stock owned by such JLW shareholder and Related JLW Owner in favor of persons nominated by the Jones Lang LaSalle board of directors and in accordance with the recommendation of the Jones Lang LaSalle board of directors on stockholder proposals and matters involving a sale or merger of Jones Lang LaSalle which such board has recommended against approving.

      Each LaSalle Partners Employee Stockholder who is a former partner of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership, two affiliated employee partnerships which held approximately 7 million of our shares, has entered into a DEL Stockholder Agreement that contains all the stockholder covenants and voting provisions contained in the Stockholder Agreements. The DEL Stockholder Agreements also contain limited transfer restrictions with respect to shares of common stock owned by LaSalle Partners Employee Stockholders. Prior to their dissolution, which was effective June 30, 1998, the employee partnerships were the entities through which our employee owners prior to our initial public offering held their shares of common stock. The approximately seven million shares of common stock held by the employee partnerships were issued by us to them in connection with our incorporation. Such shares have been distributed to their beneficial owners as a result of the dissolution. The employee partnerships dissolved to permit, among other things, the employee owners to hold their common stock directly. The DEL Stockholder Agreements were required by the beneficial owners of the JLW companies as a condition to their agreement to enter into the Stockholder Agreements.

      As a result of the Stockholder Agreements and DEL Stockholder Agreements, as long as persons who are parties or otherwise subject to such agreements own or control a majority of the issued and outstanding shares of common stock entitled to vote, all director nominees of the Jones Lang LaSalle board of directors will be elected, all sale or merger transactions opposed by the board will not be approved and all stockholder proposals will be decided in accordance with the board's recommendation. Following the acquisition of the JLW companies, it is expected that approximately 69% of our outstanding common stock will initially be owned by employees of Jones Lang LaSalle who are subject to the Stockholder Agreements and the DEL Stockholder Agreements. Approximately 47% of the issued and outstanding shares of LaSalle Partners common stock will be owned by the JLW shareholders and approximately 22% of the issued and outstanding shares will be owned by the LaSalle Partners Employee Stockholders.

      ANTICIPATED ACCOUNTING TREATMENT.   The issuance of shares of common
 stock and cash payments to the JLW shareholders and the irrevocable trust will be accounted for in part as purchase consideration under APB Opinion No. 16, "Business Combinations" and in part as compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Of the 14,254,116 total shares to be issued, 7,578,385 shares, or 53%, will be accounted for under purchase accounting and 6,675,731 shares, or 47%, will be accounted for as compensation expense.

      We expect to incur compensation expense associated with the issuance of shares totaling approximately $117.3 million in the year ended December 31, 1999 and $93.4 million in the year ended December 31, 2000, assuming that the JLW companies have the required net worth at the closing of the acquisition. Included in the total estimated compensation expense of $210.7 million is expense of $49.2 million which will be subject to fluctuation based on quarterly changes in the price of common stock. We anticipate that this compensation expense, $210.3 million of which represents a non-cash charge, will cause Jones Lang LaSalle to report operating losses for these periods.

      CONDITIONS TO THE ACQUISITION OF THE JLW COMPANIES. In order for us to complete the acquisition of the JLW companies, our stockholders must approve the following proposals at a special meeting which will occur on March 10, 1999:

      o the issuance of up to 14,254,116 shares of common stock as part of the consideration for the JLW companies;

      o an amendment to our Articles of Amendment and Restatement to change our name to "Jones Lang LaSalle Incorporated" at the time of the closing of the acquisition of the JLW companies; and

      o an amendment to our 1997 Stock Award and Incentive Plan to increase the number of shares issuable to 4,160,000 from 2,215,000.

      We have set January 25, 1999 as the record date for the purpose of determining the stockholders who will be entitled to vote at the special meeting. Therefore, you will not be entitled to vote shares of common stock purchased from a selling stockholder at the special meeting.

      In addition to our obtaining the requisite shareholder vote at the March 10, 1999 special meeting, the respective obligations of the parties to complete the acquisition of the JLW companies are also subject to the satisfaction or waiver of additional conditions, including the following:

      o no court or other governmental order prohibiting the consummation of any of the contemplated transactions being effective;

      o all material governmental and third-party filings, consents and approvals having been obtained or made;

      o since June 30, 1998, there having been no material adverse effect or any individual or cumulative event that is reasonably likely to result in a material adverse effect on us or the JLW companies taken as a whole.

      All conditions to the acquisition are waivable. We cannot be sure that all of the conditions to the acquisition of the JLW companies will be satisfied or waived or that the acquisition will occur.

      If the Purchase agreements are terminated because (1) our stockholders do not approve the proposals set forth above or (2) our board of directors has withdrawn or modified in a manner adverse to the JLW companies its approval or recommendation of the acquisition, we will be obligated to pay to the JLW companies a termination fee of $12 million.


                            SELLING STOCKHOLDERS


      The selling stockholders own the number of shares set forth in the following table. We can provide no estimate as to the exact number of shares the selling stockholders will hold after completion of this offering because the selling stockholders may sell all or any portion of their shares pursuant to the offering contemplated by this prospectus. Lizanne Galbreath, who is one of the selling stockholders, was a director of LaSalle Partners from April 23, 1997 through October 22, 1998 and continues to serve as an officer. The information contained in the following chart has been provided by the selling stockholders.


                                 NUMBER OF
                                  SHARES         PERCENT OF       SHARES
 NAME OF SELLING               BENEFICIALLY      OUTSTANDING    REGISTERED
 STOCKHOLDER                      OWNED            SHARES         HEREBY
 ---------------               ------------      -----------    ----------

 Lizanne Galbreath (1)(2)       1,187,278           7.3%         200,000

 Galbreath Holdings, LLC (1)      475,000           2.9%         475,000

 Lizanne Galbreath Megrue,
 and her successors in trust,
 as Trustee of the 1997 Grantor
 Retained Annuity Trust created
 by Lizanne Galbreath Megrue,
 dated June 18, 1997              293,738           1.8%         118,620

 John W. Galbreath II, and
 his successors in trust,
 as Trustee of the 1997 Grantor
 Retained Annuity Trust created
 by John W. Galbreath II,
 dated June 19, 1997              183,828           1.1%          74,218

 Laurie Galbreath Nichols,
 and her successors in trust,
 as Trustee of the 1997 Grantor
 Retained Annuity Trust created
 by Laurie Galbreath Nichols,
 dated June 19, 1997              183,742           1.1%          74,208

 Laurie Galbreath Nichols         118,870            *           118,870

 John W. Galbreath II              89,084            *            89,084




  ----------------------------
      *  Ownership is less than 1%.


 (1) Ms. Lizanne Galbreath owns, either directly or through a trust for which she is the trustee, a 45.0% interest in, and is the managing member of, Galbreath Holdings, LLC. Because Ms. Galbreath is the managing member of Galbreath Holdings, Ms. Galbreath might be deemed to be the beneficial owner of all shares of common stock owned by Galbreath Holdings for purposes of Rule 13d-3 under the Exchange Act. Ms. Galbreath disclaims beneficial ownership of such shares of common stock, except to the extent of her ownership interests. Ms. Galbreath also holds directly 399,790 shares of common stock.


 (2) The 1,187,278 shares reported in the table above consist of the 399,790 shares of common stock owned directly by Ms. Galbreath, the 475,000 shares of common stock owned by Galbreath Holdings, the 293,738 shares of common stock held by Ms. Galbreath, and her successors in trust, as trustee of the 1997 Grantor Retained Annuity Trust created by Ms. Galbreath, and the 18,750 shares which Ms. Galbreath has the right to acquire through stock options granted under our 1997 Stock Award and Incentive Plan exercisable within 60 days of January 25, 1999.

      The registration statement of which this prospectus is a part (the "Registration Statement") will also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock split, stock dividend, combination or reclassification or through a merger, consolidation, reorganization or recapitalization, or by any other similar means effected without the receipt of consideration that results in an increase in the number of outstanding shares of common stock.


      The selling stockholders acquired the shares of common stock to be offered pursuant to this prospectus as a result of our acquisition of The Galbreath Company in April 1997. In connection with the acquisition of The Galbreath Company, Ms. Lizanne Galbreath, the managing member of Galbreath Holdings and the holder of a 45.0% interest in Galbreath Holdings, entered into an employment agreement under which she served as the Chairman of LaSalle Partners Management Services, Inc. and a director of LaSalle Partners from April 1997 through October 1998. Ms. Galbreath was Chairman and Chief Executive Officer of The Galbreath Company prior to its acquisition.

      In connection with the acquisition of The Galbreath Company, we entered into a Registration Rights Agreement, by and among LaSalle Partners, Galbreath Holdings, the employee partnerships, and DSA-LSPL, Inc. and DSA-LSAM, Inc. (together "Dai-ichi") (two indirect wholly-owned subsidiaries of Dai-Ichi Mutual Life Insurance Company). The Registration Rights Agreement provides for the registration under the Securities Act of 1933, as amended, of resales of the common stock that was issued to Galbreath Holdings as a result of the acquisition of The Galbreath Company and partially distributed to the other selling stockholders. We have filed the Registration Statement covering resales of such common stock pursuant to the Registration Rights Agreement, and are obligated to use our best efforts to maintain the effectiveness of the Registration Statement until:
 (1) the completion of the distribution of all shares purchased by an underwriter, in the case of a firm commitment underwritten public offering of the shares to be sold by the selling stockholders; or (2) the earlier of the sale of all shares registered by the Registration Statement and 120 days after the effective date of the Registration Statement, in all other cases. We may suspend our obligation to maintain the effectiveness of the Registration Statement for not more than three periods not to exceed an aggregate of 90 days in any 12-month period if there exists at the time material non-public information relating to us which, in the reasonable opinion of our board of directors, should not be disclosed.

      The selling stockholders will have one additional right to demand that we register all or a portion of the shares of common stock owned by the selling stockholders, subject to a minimum demand of 20.0% of the total shares issued to Galbreath Holdings in connection with the acquisition of The Galbreath Company or a lesser percentage if the anticipated aggregate price to the public would exceed $5.0 million. If the selling stockholders sell enough shares of common stock pursuant to this Registration Statement to cause their ownership of common stock issued in connection with the acquisition of The Galbreath Company to fall below 7.0% of the outstanding common stock, this additional right will automatically terminate. The affiliates of Dai-ichi which are party to the Registration Rights Agreement have two similar rights to demand registration of their shares of common stock.

      In addition, the Registration Rights Agreement provides that if we propose to register any shares of common stock under the Securities Act for sale, whether for our own account or for the account of other stockholders or both, the selling stockholders will have the right to request us to include in such offering the common stock held by the selling stockholders. Under certain circumstances, we have the right to exclude or limit the common stock held by the selling stockholders from participating in such offering.

      The Registration Rights Agreement also provides that, prior to the transfer of any common stock by the selling stockholders, they must provide us with notice of the proposed transfer unless the proposed transfer is to a party to the Registration Rights Agreement, certain institutional investors, persons who would own after the transfer less than 5.0% of the outstanding common stock, purchasers in transactions pursuant to Rule 144 under the Securities Act, or to an underwriter in a firm commitment underwriting. We will then have the option of purchasing the shares proposed to be transferred at a price equal to the average closing market price of common stock during the five trading days prior to such notice.


                            PLAN OF DISTRIBUTION

      We are registering this offering of shares on behalf of the selling stockholders, and we will pay all costs, expenses and fees related to such registration, including all registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, blue sky fees and expenses, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance and fees and disbursements not to exceed $50,000 for one counsel for the selling stockholders. The selling stockholders will pay all underwriting discounts and selling commissions applicable to the sale of their common stock.

      Although none of the selling stockholders has advised us of the manner in which it currently intends to sell its shares pursuant to this prospectus, the selling stockholders may choose to sell all or a portion of such shares from time to time in any manner described herein. The methods by which the shares may be sold by the selling stockholders include:

      o through brokers, acting as principal or agent, in transactions on the New York Stock Exchange or such other national securities exchange on which the shares are then listed, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices;

      o to underwriters who will acquire shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale;

      o directly by the selling stockholders or through brokers or agents in private sales at negotiated prices; or


      o    by any other legally available means.

 In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.


      Offers to purchase shares may also be solicited by agents designated by the selling stockholders from time to time. Underwriters or other agents participating in an offering made pursuant to this prospectus, as amended or supplemented from time to time, may receive underwriting discounts and commissions under the Securities Act, and discounts or concessions may be allowed or reallowed or paid to dealers. In addition, brokers or agents participating in such transactions may receive brokerage or agent's commissions or fees. The selling stockholders and any underwriters, brokers or dealers involved in the sale of the common stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the common stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

      Pursuant to the Registration Rights Agreement, we have agreed to indemnify each selling stockholder, its officers, directors and agents and each person who controls such selling stockholder, and each underwriter and selling broker, if any, against certain liabilities which may be incurred in connection with the sale of the common stock under this prospectus, including liabilities under the Securities Act. In addition, pursuant to the Registration Rights Agreement, each selling stockholder is obligated to indemnify us against certain liabilities. The Registration Rights Agreement also provides for rights of contribution if such indemnification is not available under certain circumstances.



                               LEGAL MATTERS

      The validity of the shares of common stock registered pursuant to the Registration Statement will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom (Illinois), which will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland, as to matters of Maryland law.


                                  EXPERTS

      The financial statements and schedule of LaSalle Partners Incorporated as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton (the English Partnership and Subsidiaries) as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 incorporated by reference herein, have been audited by Deloitte & Touche, independent auditors and are incorporated by reference in reliance upon the reports of such firm given upon as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton-Scotland as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the report of Ernst & Young, independent auditors incorporated by reference herein, and given the authority of said firm as experts in accounting and auditing.

      The financial statements of Jones Lang Wootton - Irish Practice as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 incorporated by reference herein, have been audited by Deloitte & Touche, independent accountants and are incorporated by reference in reliance upon the reports of such firm given upon as experts in accounting and auditing.

      The financial statements of JLW Asia Holdings Limited and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the reports of KPMG and Coopers & Lybrand, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.


      The financial statements of the JLW Australasia Group (the JLW companies in Australia and New Zealand) as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the report of Ernst & Young, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


      The consolidated statements of operations and cash flows of The Compass Companies for the years ended December 31, 1996 and 1995 and The Yarmouth Group Property Management, Inc. for the six month period ended June 30, 1997 and for the years ended December 31, 1996 and 1995 incorporated in this prospectus by reference to the audited historical financial statements included on pages 21 and 31, respectively, of LaSalle Partners Incorporated Form 8-K dated October 1, 1998 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined statements of operations and cash flows of the Compass Companies for the period from January 1, 1997 to June 10, 1997 and the combined financial statements of the Compass Group as of December 31, 1997, and for the period from June 11, 1997 to December 31, 1997 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The statements of revenues and direct expenses relating to the office and industrial business of Lend Lease Property Management (Australia) Pty Limited for the six-month period ended June 30, 1997 and for the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of KPMG, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


 ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered, other than the underwriting discounts and commissions. All of the amounts shown are estimates except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fees.

      Securities and Exchange Commission filing fee

      Costs of printing and engraving  . . .
      Legal fees and expenses  . . . . . . .
      Accounting fees and expenses . . . . .
      Transfer Agent Fees  . . . . . . . . .
      Miscellaneous  . . . . . . . . . . . .
                                                        --------
           Total . . . . . . . . . . . . . .
                                                       $========


 ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Articles of Restatement and Amendment (the "Restated Articles of Incorporation") contain provisions which eliminate the personal liability of a director or officer to the Company and its stockholders for breaches of fiduciary duty to the fullest extent provided by law. Under Maryland law, however, these provisions do not eliminate or limit the personal liability of a director or officer (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the directors' or officers' action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in such proceeding.

      The Restated Articles of Incorporation and the Company's Amended and Restated Bylaws provide that the Company shall indemnify and advance expenses to its directors and officers to the fullest extent permitted by the Maryland General Corporation Law (the "MGCL"). The MGCL provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that (i) the act or omission of the director was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, or (ii) the director actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The statute permits Maryland corporations to indemnify their officers, employees or agents to the same extent as its directors and to such further extent as is consistent with law.

      The Company has obtained directors' and officers' liability insurance ("D&O Insurance"). In addition, the Company has entered into an indemnification agreement with each of its directors and certain officers of the Company. The D&O Insurance and the indemnification agreements will insure the Company's officers and directors against certain liabilities, including liabilities under the securities laws. The indemnification agreements will indemnify and advance expenses to the Company's directors and officers to the fullest extent permitted by the MGCL.


 ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a)  Exhibits:

 EXHIBIT
 NUMBER    DESCRIPTION

    2.1 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Europe and the U.S.A. (the "Europe/USA Agreement") (incorporated by reference to Exhibit 10.1 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.2 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Australia and New Zealand (the "Australasia Agreement") (incorporated by reference to Exhibit 10.2 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.3 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Asia (the "Asia Agreement") (incorporated by reference to Exhibit 10.3 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.4 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Europe/USA Agreement (incorporated by reference to Exhibit 10.4 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.5 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Australasia Agreement (incorporated by reference to Exhibit 10.5 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.6 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Asia Agreement (incorporated by reference to Exhibit 10.6 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.7 Form of Indemnity and Escrow Agreement, dated as of October 21, 1998, by and among LaSalle Partners, certain subsidiaries of LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Europe/USA Agreement, the Australasia Agreement and the Asia Agreement (incorporated by reference to Exhibit 10.7 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.8 Form of Stockholder Agreement, dated as of October 21,1998, by and among LaSalle Partners and each of the persons receiving shares of LaSalle Partners common stock under the Europe/USA Agreement, the Australasia Agreement and the Asia Agreement (incorporated by reference to Exhibit 10.8 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    2.9 Form of Stockholder Agreement, dated as of October 21,1998, by and among LaSalle Partners and each of the partners of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership who is an employee of LaSalle Partners and who will be receiving shares of LaSalle Partners Common Stock in connection with the dissolution of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership (incorporated by reference to Exhibit 10.9 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

    4.1 Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
                1997).

    4.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

    4.3 Form of certificate representing shares of Common Stock (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-1 (Registration No. 333-25741)).


    5.1         Opinion and consent of Skadden, Arps, Slate, Meagher & Flom
                (Illinois).

    5.2         Opinion and consent of Piper & Marbury L.L.P.

   23.1 Consents of KPMG LLP, independent auditors (with respect to LaSalle Partners and The Compass Group).


   23.2 Consent of Deloitte & Touche, independent auditors (with respect to Jones Lang Wootton (the English Partnership and Subsidiaries)).

   23.3 Consent of Deloitte & Touche, independent accountants (with respect to Jones Lang Wootton - Irish Practice).

   23.4 Consent of Ernst & Young, independent auditors (with respect to Jones Lang Wootton Scotland).

   23.5 Consent of KPMG, independent auditors (with respect to JLW Asia Holdings Limited and subsidiaries).

   23.6 Consent of Coopers & Lybrand, independent auditors (with respect to JLW Property Consultants Pte Ltd.).

   23.7 Consent of Ernst & Young, independent auditors (with respect to JLW Australia Group).

   23.8 Consent of PricewaterhouseCoopers, LLP, independent auditors (with respect to The Compass Companies and The Yarmouth Group Property Management, Inc.).

   23.9 Consent of KPMG, independent auditors (with respect to Lend Lease Property Management (Australia) Pty Limited).


   23.10 Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5.1).

   23.11        Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2).


   24.1         Power of Attorney (included on the signature page hereto).



      (b)  Financial Statement Schedules:

           Financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

 ITEM 17.  UNDERTAKINGS

 1.   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and incorporated by reference in this Registration Statement.

 2.   The undersigned registrant hereby undertakes that:

      (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
 (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement has been signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on this 3rd day of March, 1999.

                          LASALLE PARTNERS INCORPORATED

                          By:           *
                             ----------------------------------
                               STUART L. SCOTT
                               Chief Executive Officer



      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 3rd day of March, 1999.



      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stuart L. Scott, Robert C. Spoerri, William E. Sullivan, Robert C. Hagan and Fritz E. Freidinger his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


      SIGNATURE                TITLE
      ---------                -----

         *                  Chairman of the Board of Directors,
----------------------      Chief Executive Officer and Director
 Stuart L. Scott            (Principal Executive Officer)

         *                  President, Chief Operating Officer and
 ----------------------     Director
 Robert C. Spoerri

         *                  Executive Vice President, Chief Financial
 ----------------------     Officer and Director
 William E. Sullivan        (Principal Financial Officer and Principal
                            Accounting Officer)

         *                  Co-President - LaSalle Advisors
 ----------------------     Capital Management, Inc. and Director
 Daniel W. Cummings

         *                  Vice-Chairman - LaSalle Partners Management
 ----------------------     Services, Inc. and Director
 Charles K. Esler

         *                  President, Tenant Representation Division -
 ----------------------     LaSalle Partners Corporate & Financial Services,
 M. G. Rose                 Inc. and Director

         *                  Co-President - LaSalle Advisors Capital
 ----------------------     Management, Inc. and Director
 Lynn C. Thurber

         *                  Managing Director, Investment Banking Division -
 ----------------------     LaSalle Partners Corporate & Financial Services,
 Earl E. Webb               Inc. and Director

         *                   Director
 ----------------------
 Darryl Hartley-Leonard

         *                   Director
 ----------------------
 Thomas C. Theobald

         *                   Director
 ----------------------
 John R. Walter



 *By: /s/ William E. Sullivan
     ------------------------
     William E. Sullivan
     Attorney-in-Fact


                               EXHIBIT INDEX


 EXHIBIT NO.         DESCRIPTION OF EXHIBIT

   2.1 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Europe and the U.S.A. (the "Europe/USA Agreement") (incorporated by reference to Exhibit
           10.1 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.2 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Australia and New Zealand (the "Australasia Agreement") (incorporated by reference to
           Exhibit 10.2 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.3 Purchase and Sale Agreement, dated as of October 21,1998, as amended, with respect to the acquisition by LaSalle Partners of the JLW Parent Companies operating in Asia (the "Asia Agreement") (incorporated by reference to Exhibit 10.3 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.4 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Europe/USA Agreement (incorporated by reference to Exhibit 10.4 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.5 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Australasia Agreement (incorporated by reference to Exhibit 10.5 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.6 Form of Purchase and Sale Joinder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Asia Agreement (incorporated by reference to Exhibit
           10.6 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.7 Form of Indemnity and Escrow Agreement, dated as of October 21, 1998, by and among LaSalle Partners, certain subsidiaries of LaSalle Partners and each of the shareholders selling equity interests in the JLW Parent Companies under the Europe/USA Agreement, the Australasia Agreement and the Asia Agreement (incorporated by reference to Exhibit 10.7 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.8 Form of Stockholder Agreement, dated as of October 21, 1998, by and among LaSalle Partners and each of the persons receiving shares of LaSalle Partners common stock under the Europe/USA Agreement, the Australasia Agreement and the Asia Agreement (incorporated by reference to Exhibit 10.8 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   2.9 Form of Stockholder Agreement, dated as of October 21,1998, by and among LaSalle Partners and each of the partners of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership who is an employee of LaSalle Partners and who will be receiving shares of LaSalle Partners Common Stock in connection with the dissolution of DEL-LPL Limited Partnership and DEL-LPAML Limited Partnership (incorporated by reference to Exhibit 10.9 to the Current Report of the Company, dated October 22, 1998 (filed December 9, 1998)).

   4.1     Articles of Amendment and Restatement of the Company
           (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
           1997).

   4.2 Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

   4.3 Form of certificate representing shares of Common Stock (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-1 (Registration No. 333-25741)).


   5.1     Opinion and consent of Skadden, Arps, Slate, Meagher & Flom
           (Illinois).

   5.2     Opinion and consent of Piper & Marbury L.L.P.




  23.1 Consents of KPMG LLP, independent auditors (with respect to LaSalle Partners and The Compass Group).


  23.2 Consent of Deloitte & Touche, independent auditors (with respect to Jones Lang Wootton (the English Partnership and
           Subsidiaries)).

  23.3 Consent of Deloitte & Touche, independent accountants (with respect to Jones Lang Wootton - Irish Practice).

  23.4 Consent of Ernst & Young, independent auditors (with respect to Jones Lang Wootton Scotland).

  23.5 Consent of KPMG, independent auditors (with respect to JLW Asia Holdings Limited and subsidiaries).

  23.6 Consent of Coopers & Lybrand, independent auditors (with respect to JLW Property Consultants Pte Ltd.).

  23.7 Consent of Ernst & Young, independent auditors (with respect to JLW Australia Group).

  23.8 Consent of PricewaterhouseCoopers, LLP, independent auditors (with respect to The Compass Companies and The Yarmouth Group Property Management, Inc.).

  23.9 Consent of KPMG, independent auditors (with respect to Lend Lease Property Management (Australia) Pty Limited).


  23.10 Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois) (included in Exhibit 5.1).

  23.11    Consent of Piper & Marbury L.L.P. (included in Exhibit 5.2).


  24.1     Power of Attorney (included on the signature page hereto).